

November 4, 2019

Richard Toselli, M.D.
Chief Executive Officer
InVivo Therapeutics Holdings Corp.
One Kendall Square, Suite B14402
Cambridge, MA 02139

> **Re: InVivo Therapeutics Holdings Corp.**
> **Registration Statement on Form S-3**
> **Filed October 28, 2019**
> **File No. 333-234353**

Dear Mr. Toselli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rosemary G. Reilly, Esq.